

Diana Hahn · 3rd

Empowering communities with mindfulness, movement, and social-emotional learning.

Kamuela, Hawaii, United States · 30 connections · **Contact info**

 **Yoga Ed.**

 **New York University**

Experience



Managing Director
Yoga Ed. · Contract
Jul 2020 – Present · 4 mos

● Owning the relationship with our accountants, including communicating requests from the leadership team
● Day-to-day management of cash flow, including budgeting, approving team expenses, invoicing, and billing
● Monthly management accounts: reconciliation and preparation for Board review
● Annual Accounts and Tax Claims
● Building financial model
● Identify, improve and implement processes and systems to support growth   **…see mor**

General Manager / Communications Director
Hawaiian Ethos LLC.
May 2016 – Present · 4 yrs 6 mos
Hawaii County, Hawaii, United States

Manage education, messaging, and digital assets for a vertically integrated medical cannabis company.
• Manage development of patient reported outcome app for medical cannabis and accompanying web portal   **…see mor**



Content Creator
MyLife · Freelance
Aug 2019 – May 2020 · 10 mos

Education



New York University
Bachelor's degree, Gallatin School of Individualized Study
2004 – 2006



